The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these securities nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.


Preliminary Pricing Supplement      SUBJECT TO COMPLETION      February 21, 2008

     Amended Pricing Supplement to the Prospectus dated January 5, 2007 and the Prospectus Supplement dated February 28, 2007


       [RBC LOGO]                US$
                                 Royal Bank of Canada
                                 Direct Investment Notes due March 31, 2009
                                 Linked to the Stifel Nicolaus Select List

Issuer:                       Royal Bank of Canada ("Royal Bank")

Program:                      Senior Global Medium-Term Notes, Series C

Initial Valuation Date:       February 25, 2008

Issue Date:                   February 29, 2008



Maturity Date.                March 31, 2009


Basket: The Notes are linked to the value of an equally-weighted basket (the "Basket") of the common stocks of twenty companies (the "Underlying Stocks" and each, an "Underlying Stock"). Each Underlying Stock has a weighting of 5% of the overall basket. The initial value of the Basket will be calculated based on the closing prices of the Underlying Stocks on the Initial Valuation Date. The Basket is comprised of the 19 stocks in the Stifel Nicolaus Select List (the "Stifel List") as of February 1, 2008 as well as the stock of Foster Wheeler Ltd. (FWLT) for a total of 20 equally weighted stocks. The names of the Underlying Stocks will not change even though the composition of the Stifel List may change from time to time. The names of the Underlying Stocks can be found on page P-10.


Coupon: We will not pay you interest during the term of the Notes.

Denomination:                 US$1,000 and integral multiples of US$1,000
                              thereafter (except that non-U.S. investors may be subject to higher minimums).

Payment at Maturity:          At maturity, the investor will receive an amount
                              equal to:

                              97.25% x Principal Amount x (Basket Change +
                              Basket Dividend Yield)

                              You could lose some or a substantial amount of your principal amount invested if there has been a decline in the value of the Underlying Stocks at maturity or if the value of the Underlying Stocks has not increased sufficiently such that the payment at maturity, including the Basket Dividend Yield, is greater than the principal amount of the Notes.

Basket Change:                The Basket Change is the equal-weighted return of
                              the Underlying Stocks. It is equal to the average of the Percentage Changes of each Underlying
                              Stock, which is calculated by dividing the sum of the Percentage Changes for all of the Underlying
                              Stocks by twenty (20).

Percentage Change:            For an Underlying Stock, at maturity, the
                              Percentage Change is calculated using the following formula:


                                            Final Price
                                           (-----------)
                                           Initial Price

                              Where the Final Price is the closing price for an Underlying Stock on the Final Valuation Date and the Initial Price is the closing price for an Underlying Stock on the Initial Valuation Date.


Basket Dividend Yield:        The Basket Dividend Yield is equal to the sum of
                              the Dividend Yields for each of the Underlying
                              Stocks, divided by 20.

Dividend Yield:               Dividend Yield means, for any Underlying Stock,
                              100% of the gross cash ordinary dividends per share of such Underlying Stock declared by the related issuer to holders of record of a share of such Underlying Stock where the date that the shares of such Underlying Stock have commenced trading ex-dividend on the relevant exchange occurs during the period from and excluding the Initial Valuation Date to and including the Final
                              Valuation Date, and expressed as a percentage of the Initial Price for that Underlying Stock. The
                              Calculation Agent will adjust the Dividend Yield in connection with the payment of any extraordinary cash dividend on any of the Underlying Stocks or in connection with any anti-dilution adjustments with respect to any of the Underlying Stocks.



Final Valuation Date:         March 25, 2009



Clearance and Settlement:     DTC global (including through its indirect
                              participants Euroclear and Clearstream, Luxembourg as described under "Description of Securities We
                              May Offer--Ownership and Book-Entry Issuance" in the accompanying prospectus).

CUSIP Number:                 78008E3M7

Listing: The Notes will not be listed on any securities exchange or quotation system.

Calculation Agent:            The Bank of New York.

Terms Incorporated In the     All of the terms appearing above the item
Master Note:                  "Listing" on the cover page of this pricing
                              supplement and the terms appearing under the caption "Specific Terms of the Note" below.

Investing in the Notes involves risks that are described in the "Risk Factors" section beginning on page P-6 of this pricing supplement and page S-1 of the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these Notes or passed upon the accuracy of this pricing supplement or the accompanying prospectus and prospectus supplement. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, RBC Capital Markets Corporation or another of our affiliates may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

The price to purchasers who maintain accounts with participating dealers in which only asset-based fees are charged is __%. The price at which you purchase the notes includes hedging costs and profits that Royal Bank or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the value of your notes on the issue date.

If the notes priced today, RBC Capital Markets Corporation, which we refer to as RBCCM, acting as agent for Royal Bank of Canada, would receive a commission of approximately $20.00 per $1,000 principal amount note and would use a portion of that commission to allow selling concessions to other dealers of approximately $20.00 per $1,000 principal amount note. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. If the notes priced today, the price of the notes would also include a profit of $7.50 per $1,000 principal amount earned by Royal Bank of Canada in hedging its exposure under the notes. In no event will the total of the commission received by RBCCM, which includes concessions to be allowed to other dealers, and the hedging profits of Royal Bank Canada exceed $27.50 per $1,000 principal amount note.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

The Notes will not constitute deposits insured under the Canada Deposit Insurance Corporation or by the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.

                                                                                                           Proceeds to
                                                Price to Public            Agent's Commission               Royal Bank
                                                ---------------            ------------------               ----------
Per Note                                             97.25%                         %                           %
Total                                                  $                            $                           $

                         RBC Capital Markets Corporation

                    Pricing Supplement dated February , 2008

[STIFEL NICOLAUS LOGO]                                [RBC CAPITAL MARKETS LOGO]


                                                 TABLE OF CONTENTS
Pricing Supplement
Summary..................................................................................................     P-1
Risk Factors.............................................................................................     P-6
Summary Information Regarding the Basket and the Underlying Stocks.......................................    P-10
Specific Terms of the Notes..............................................................................    P-18
Use of Proceeds and Hedging..............................................................................    P-27
Supplemental Tax Considerations..........................................................................    P-28
Supplemental Plan of Distribution........................................................................    P-30

Prospectus Supplement
About This Prospectus Supplement.........................................................................     S-1
Risk Factors.............................................................................................     S-1
Use of Proceeds..........................................................................................     S-4
Description of the Notes We May Offer....................................................................     S-5
Certain Income Tax Consequences..........................................................................    S-24
Supplemental Plan of Distribution........................................................................    S-25
Documents Filed As Part of the Registration Statement....................................................    S-30

Prospectus
Documents Incorporated by Reference......................................................................       2
Where You Can Find More Information......................................................................       3
Further Information......................................................................................       3
About This Prospectus....................................................................................       4
Presentation of Financial Information....................................................................       5
Caution Regarding Forward-Looking Information............................................................       5
Royal Bank of Canada.....................................................................................       6
Risk Factors.............................................................................................       6
Use of Proceeds..........................................................................................       6
Consolidated Ratios of Earnings to Fixed Charges.........................................................       7
Consolidated Capitalization and Indebtedness.............................................................       8
Description of Debt Securities...........................................................................       9
Tax Consequences.........................................................................................      26
Plan of Distribution.....................................................................................      38
Benefit Plan Investor Considerations.....................................................................      40
Limitations on Enforcement of U.S. Laws Against the Bank, Our Management and Others......................      41
Validity of Securities...................................................................................      41
Experts..................................................................................................      41
Supplemental Financial Statement Schedule................................................................      42
Other Expenses of Issuance and Distribution..............................................................      45

                                     SUMMARY

     The Notes (the "Notes") are medium-term notes issued by Royal Bank offering a return at maturity linked to the performance of a basket of twenty stocks. The notes are being offered at par and you will receive 100% of the principal amount invested ("Principal Amount") on the Notes at maturity only if the Basket Dividend Yield plus any adjustment to the Principal Amount from an increase in the value of the Basket exceeds 2.75%, which is the amount of commissions paid by and profits earned by Royal Bank when you purchased the Notes. If the value of the Basket depreciates, you may lose a substantial amount of your Principal Amount invested. The following is a summary of the terms of the Notes, as well as a discussion of risks and other considerations you should take into account when deciding whether to invest in the Notes. The Notes may be offered to certain investors outside the United States in accordance with applicable local law. The information in this section is qualified in its entirety by the more detailed explanations set forth elsewhere in this pricing supplement and the accompanying prospectus and prospectus supplement. References to the "prospectus" mean our accompanying prospectus, dated January 5, 2007, and references to the "prospectus supplement" mean our accompanying prospectus supplement, dated February 28, 2007, which supplements the prospectus. Capitalized terms used in this pricing supplement which are defined in the accompanying prospectus or prospectus supplement shall have the meanings assigned to them in the prospectus or prospectus supplement.

Selected Purchase Considerations:

     o Growth Potential--The Notes provide the opportunity for participation in potential increases in the performance of the Basket. Since 2.75% of your principal amount is allocated to the commissions paid by and profits earned by Royal Bank, you will receive 100% of any gains at maturity based on an initial notional investment of 97.25% of such principal amount.

     o    Investment Limited to a Basket of Stocks Comprising of the following:
          --The Notes are linked to the performance of the following Underlying Stocks.

Underlying Stock                       Industry Group                  Exchange
--------------------------------------------------------------------------------

AAR Corporation                        Aerospace/Defense Equipment     NYSE

ACE Limited                            Multi-line Insurance            NYSE

Affiliated Computer Services, Inc.     Computer Services               NYSE

Amazon.com, Inc.                       E-Commerce/Products             NASDAQ

Belden Inc.                            Wire &Cable Products            NYSE

Best Buy Co., Inc.                     Retail-Consumer Electronics     NYSE

Burger King Holdings Inc.              Retail-Restaurants              NYSE

Chesapeake Energy Corporation          Oil Comp-Explor&Production      NYSE

Electronic Data Systems                Computer Services               NYSE

Google, Inc.                           Web Portals/ISP                 NASDAQ

Hansen Natural Corporation             Beverages-Non-alcoholic         NASDAQ

International Game Technology          Casino Services                 NYSE

John Wiley & Sons, Inc.                Publishing-Books                NYSE

News Corporation                       Multimedia                      NYSE

NII Holdings Inc.                      Cellular Telecom                NASDAQ

Old Dominion Freight Line, Inc.        Transport-Truck                 NASDAQ

Peabody Energy Corporation             Coal                            NYSE

PMC-Sierra, Inc.                       Electronic Compo-Semicon        NASDAQ

VeriSign, Inc.                         Internet Security               NASDAQ

Foster Wheeler Ltd.                    Engineering/R&D Services        NASDAQ

Selected Risk Considerations:

     An investment in the Notes involves risks. Some of these risks are summarized here, but we urge you to read the more detailed explanation of risks in "Risk Factors" in this pricing supplement.

     o Market Risk--The extent to which the return on the Notes is positive or negative is linked to the performance of the Basket and will depend on whether, and the extent to which, the Basket Change is positive or negative.

     o Principal at Risk--You may lose a substantial amount of your Principal Amount invested at maturity, if the value of the Basket depreciates. In addition, since the Principal Amount includes commissions paid by and profits earned by Royal Bank, you may not receive an amount greater than the amount invested even if the Basket appreciates prior to maturity, if such appreciation is not equal to such commissions plus profits. Furthermore, the Basket is composed of twenty Underlying Stocks whose prices may change unpredictably, affecting the value of your Notes in unforeseeable ways.

     o There May Be Little or No Secondary Market for the Notes--The Notes will not be listed on any U.S. or foreign securities exchange or quotation system. There can be no assurance that a secondary market for the Notes will develop. We have been advised by RBC Capital Markets Corporation and RBC Dain Rauscher Inc. that they intend to engage in limited purchase and resale transactions. If they do, however, they are not required to do so and may stop at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss. You should be willing to hold the Notes to maturity.

     o No Interest Payments--You will not receive any periodic interest payments on the Notes.

The Notes may be a suitable investment for you if:

     o You seek an investment with a return linked to the performance of the Underlying Stocks.

     o    You are willing to hold the Notes to maturity.

     o    You do not seek current income from this investment.

The Notes may not be a suitable investment for you if:

     o    You seek current income from this investment.

     o    You are unwilling to risk any loss of principal.

     o You believe the value of the Basket will decrease during the term of the Notes.

     o You prefer the lower risk and therefore accept the potentially lower returns of unindexed fixed income investments with comparable maturities and credit ratings.

     o You seek an investment for which there will be an active secondary market.

What Are the Tax Consequences?

     The U.S. federal income tax consequences of owning the Notes are uncertain. The Notes should be treated as pre-paid cash-settled forward contracts linked to the value of the Basket and the terms of the Notes require you and us (in the absence of an administrative or judicial ruling to the contrary) to treat the Notes for all tax purposes in accordance with such characterization. However, alternative characterizations are possible.

     For a discussion of the U.S. federal income tax consequences of your investment in the Notes, see "Supplemental Tax Considerations--Supplemental U.S. Tax Considerations" on page P-28.

     For a discussion of the Canadian federal income tax consequences of your investment in the Notes, see "Supplemental Tax Considerations--Supplemental Canadian Tax Considerations" on page P-29.

Sample Calculations of the Payment at Maturity


     The examples set out below are included for illustration purposes only. The prices and dividend yields of the Underlying Stocks are not estimates or forecasts of the Initial Prices and Final Prices or dividend yields of the Underlying Stocks on which the calculation of the Basket Change and payment at maturity, will depend. All examples assume that a holder has purchased Notes with an aggregate Principal Amount of $10,000 and that no market disruption event has occurred.


Example 1--    Calculation of the Payment at Maturity where Basket Change is greater than 100% (indicating that the value of the basket has increased).


     It is assumed that the Initial Price, the Final Price and the dividend yield of the Underlying Stocks are as illustrated below. The Payment at Maturity would be calculated as follows:

                                    Initial    Final      Percentage   Dividend
Underlying Stock                    Price      Price        Change       Yield
--------------------------------------------------------------------------------

AAR Corporation                      $27.14     $32.57        120%      0.00%

ACE Limited                          $59.00     $66.08        112%      1.83%

Affiliated Computer Services, Inc.   $48.95     $44.06         90%      0.00%

Amazon.com, Inc.                     $68.49     $78.08        114%      0.00%

Belden Inc.                          $40.68     $47.19        116%      0.49%

Best Buy Co., Inc.                   $46.28     $66.64        144%      1.12%

Burger King Holdings Inc.            $26.26     $33.61        128%      0.95%

Chesapeake Energy Corporation        $36.78     $34.94         95%      0.73%

Electronic Data Systems              $19.61     $27.45        140%      1.02%

Google, Inc.                        $501.71    $722.46        144%      0.00%

Hansen Natural Corporation           $37.95     $46.30        122%      0.00%

International Game Technology        $42.18     $62.43        148%      1.33%

John Wiley & Sons, Inc.              $39.03     $52.69        135%      1.13%

News Corporation                     $19.68     $19.29         98%      0.61%

NII Holdings Inc.                    $39.72     $33.76         85%      0.00%

Old Dominion Freight Line, Inc.      $29.14     $41.96        144%      0.00%

Peabody Energy Corporation           $50.61     $61.74        122%      0.47%

PMC-Sierra, Inc.                      $4.36      $4.97        114%      0.00%

VeriSign, Inc.                       $32.57     $30.94         95%      0.00%

Foster Wheeler Ltd.                  $65.68     $72.25        110%      0.00%

                                                          2376.00%      9.68%

     Therefore the total Percentage Change is 2376% and the total Dividend Yield is 9.68%.

                         Basket Change = 1 x 2376.00%
                                         --
                                         20

                                       = 118.80%

                 Basket Dividend Yield = 1 x 9.68%
                                         --
                                         20

                                       = 0.48%

                   Payment at Maturity = 97.25% x $10,000 x (Basket Change +
                                         Basket Dividend Yield)
                                       = $9,725 x (118.80% +0.48%)
                                       = $11,599.98

     $11,599.98 returned at maturity, resulting in a 15.99% return on the Note.


Example 2--    Calculation of the Payment at Maturity where Basket Change is less than 100% (indicating that the value of the Basket has declined).


     It is assumed that the Initial Price, the Final Price and the dividend yield of the Underlying Stocks are as illustrated below. The Payment at Maturity would be calculated as follows:

                                    Initial    Final      Percentage   Dividend
Underlying Stock                    Price      Price        Change       Yield
--------------------------------------------------------------------------------


AAR Corporation                      $27.14     $32.57        95%       0.00%

ACE Limited                          $59.00     $66.08        96%       1.83%

Affiliated Computer Services, Inc.   $48.95     $44.06        90%       0.00%

Amazon.com, Inc.                     $68.49     $78.08        60%       0.00%

Belden Inc.                          $40.68     $47.19        98%       0.49%

Best Buy Co., Inc.                   $46.28     $66.64       105%       1.12%

Burger King Holdings Inc.            $26.26     $33.61        96%       0.95%

Chesapeake Energy Corporation        $36.78     $34.94        95%       0.73%

Electronic Data Systems              $19.61     $27.45        98%       1.02%

Google, Inc.                        $501.71    $722.46       144%       0.00%

Hansen Natural Corporation           $37.95     $46.30       122%       0.00%

International Game Technology        $42.18     $62.43        60%       1.33%

John Wiley & Sons, Inc.              $39.03     $52.69        70%       1.13%

News Corporation                     $19.68     $19.29        98%       0.61%

NII Holdings Inc.                    $39.72     $33.76        85%       0.00%

Old Dominion Freight Line, Inc.      $29.14     $41.96        80%       0.00%

Peabody Energy Corporation           $50.61     $61.74        65%       0.47%

PMC-Sierra, Inc.                      $4.36      $4.97       107%       0.00%

VeriSign, Inc.                       $32.57     $30.94        95%       0.00%

Foster Wheeler Ltd.                  $65.68     $72.25       102%       0.00%

                                                         1861.00%       9.68%

     Therefore the total Percentage Change is 1861% and the total Dividend Yield is 9.68%.


        Basket Change = 1 x 1861.00%
                        --
                        20

                      = 93.05%

Basket Dividend Yield = 1 x 9.68%
                        --
                        20

                      = 0.48%

  Payment at Maturity = 97.25% x $10,000 x (Basket Change +
                        Basket Dividend Yield)

                      = $9,725 x (93.05% +0.48%)

                      = $9,095.79

$9,095.79 returned at maturity, resulting in a 9.04% loss of principal amount on the Note.

                                  RISK FACTORS

     The Notes are not secured debt and are riskier than ordinary unsecured debt securities. The return at maturity of your principal amount invested in the Notes is linked to the performance of the Underlying Stocks. Investing in the Notes is not equivalent to investing directly in the Underlying Stocks. See "Summary Information Regarding the Basket and the Underlying Stocks" below for more information.

     This section describes the most significant risks relating to an investment in the Notes. We urge you to read the following information about these risks, together with the other information in this pricing supplement and the accompanying prospectus and prospectus supplement, before investing in the Notes.

A Substantial Part of Your Investment is at Risk.

     You could lose some or a substantial amount of your principal amount invested if there has been a decline in the value of the Underlying Stocks at maturity or if the value of the Underlying Stocks plus the Basket Dividend Yield has not increased by more than 2.75% of the principal amount, which is the amount of commissions paid by and profits earned by Royal Bank when you purchased the Notes.

Any positive return in any Underlying Stock may be offset by a negative return in another Underlying Stock.

     The Notes are linked to twenty Underlying Stocks:

          Underlying Stock                                Ticker
          -------------------------------------------------------------

          AAR Corporation                                 AIR

          ACE Limited                                     ACE

          Affiliated Computer Services, Inc.              ACS

          Amazon.com, Inc.                                AMZN

          Belden Inc.                                     BDC

          Best Buy Co., Inc.                              BBY

          Burger King Holdings Inc.                       BKC

          Chesapeake Energy Corporation                   CHK

          Electronic Data Systems                         EDS

          Google, Inc.                                    GOOG

          Hansen Natural Corporation                      HANS

          International Game Technology                   IGT

          John Wiley & Sons, Inc.                         JW/A

          News Corporation                                NWS/A

          NII Holdings Inc.                               NIHD

          Old Dominion Freight Line, Inc.                 ODFL

          Peabody Energy Corporation                      BTU

          PMC-Sierra, Inc.                                PMCS

          VeriSign, Inc.                                  VRSN

          Foster Wheeler Ltd.                             FWLT

     The Underling Stocks are listed on the New York Stock Exchange and on the NASDAQ. Each of the Underlying Stocks is given equal weight in calculating the Percentage Change. A positive return in any Underlying Stock may be offset by a negative return in another Underlying Stock resulting in a loss of principal amount at maturity.

There May Not Be an Active Trading Market for the Notes--Sales in the Secondary Market May Result in Significant Losses.

     There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange, the NASDAQ Global Market or any electronic communications network. We have been advised by RBC Capital Markets Corporation and RBC Dain Rauscher Inc. that they intend to make a market in the Notes, although they are not required to do so. RBC Capital Markets Corporation, RBC Dain Rauscher Inc. or any other affiliate of Royal Bank may stop any such market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you.

     If you sell your Notes before maturity, you may have to do so at a substantial discount from the issue price and as a result you may suffer substantial losses.

Changes that Affect the Underlying Stocks will Affect the Market Value of the Notes and the Amount you will Receive at Maturity.


     Changes affecting the Underlying Stocks or the issuers of the Underlying Stocks, such as stock dividends, reorganizations or mergers, are reflected in the price of such Underlying Stocks and therefore could affect the amount payable on the Notes at maturity, and the market value of the Notes prior to maturity. If events such as these occur, the calculation agent--which initially will be The Bank of New York--may adjust the Initial Price. See "Specific Terms of the Notes--Anti-Dilution Adjustments" beginning on page P-20. If the Final Price is not available because of a market disruption event or for any other reason, the calculation agent will determine the Final Price or fair market value of the Notes--and, thus, the amount payable at maturity--in a manner it considers appropriate, in its sole discretion.


Many Factors Affect the Market Value of the Notes.

     The market value of the Notes will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the market value of the Notes caused by another factor and that the effect of one factor may compound the decrease in the market value of the Notes caused by another factor. We expect that the market value of the Notes will depend substantially on the amount, if any, by which the value of the Basket appreciates or depreciates. If you choose to sell your Notes when the value of the Basket exceeds the value of the Basket on the Initial Valuation Date, you may receive less than the amount that would be payable at maturity based on this level. We believe that other factors that may influence the value of the Notes include:

     o    the market prices of the Underlying Stocks;

     o    the dividend rate paid on Underlying Stocks;

     o our creditworthiness, as represented by our credit ratings or as otherwise perceived in the market; and

     o economic, financial, political, regulatory, or judicial events that affect the market prices of the Underlying Stocks or that affect stock markets generally.

Historical Performance of the Underlying Stocks Should Not Be Taken as an Indication of the Future Performance of the Underlying Stocks During the Term of the Notes.

     The trading prices of the Underlying Stocks will principally determine the value of the Notes at maturity. The historical performance of each Underlying Stock does not give an indication of the future performance of each Underlying Stock. As a result, it is impossible to predict whether the price of any Underlying Stock will rise or fall. The prices of the Underlying Stocks will be influenced by complex and interrelated political, economic, financial and other factors.

Trading and Other Transactions by Royal Bank or its Affiliates in the Underlying Stocks, or in Options or Other Derivative Products Limited to One or More of the Underlying Stocks or the Index May Impair the Market Value of the Notes.

     As described below under "Use of Proceeds and Hedging" on page P-27, we or one or more affiliates may hedge our obligations under the Notes by purchasing or selling the Underlying Stocks and derivative instruments linked to the Underlying Stocks and we may adjust these hedges by, among other things, purchasing or selling Underlying Stocks or derivative instruments linked to one or more of the Underlying Stocks at any time. Although they are not expected to, any of these hedging activities may adversely affect the market price of one or more of the Underlying Stocks and, therefore, the market value of the Notes. It is possible that we or one or more of our affiliates could receive substantial returns form these hedging activities while the market value of the Notes declines.

     We or one or more of our affiliates may also engage in trading in Underlying Stocks and other improvements relating to one or more of the Underlying Stocks on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Any of these activities could adversely affect the market price of one or more of the Underlying Stocks and, therefore, the market value of the Notes. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the performance of one or more of the Underlying Stocks. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the market value of the Notes.

The Business Activities of Royal Bank or its Affiliates May Create Conflicts of Interest.

     As noted above, we and our affiliates expect to engage in trading activities related to one or more of the Underlying Stocks that are not for the account of holders of the Notes or on their behalf. These trading activities may present a conflict between the holders' interest in the Notes and the interests we and our affiliates will have in their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the price of one or more of the Underlying Stocks, could be adverse to the interests of the holders of the Notes. We and one or more of our affiliates may, at present or in the future, engage in business with the issuers of the Underlying Stocks, including making loans to or providing advisory services to those companies. These services could include investment banking and merger and acquisition advisory services. These activities may present a conflict between our or one or more of our affiliates' obligations and the interests of holders of the Notes as beneficial owners of the Notes. Moreover, we and our affiliates have published, and in the future expect to publish, research reports with respect to some or all of the issuers of the Underlying Stocks. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities by us or one or more of our affiliates may affect the market prices of the Underlying Stocks and, therefore, the market value of the Notes.

You Will Not Receive Interest Payments on the Notes or Dividend Payments on the Underlying Stocks or Have Shareholder Rights in the Underlying Stocks.

     You will not receive any periodic interest payments on the Notes and you will not receive any dividend payments or other distributions on the Underlying Stocks (other than the Basket Dividend Yield which is reflected in the Payment at Maturity). As an owner of the Notes, you will not have voting rights or any other rights that holders of Underlying Stocks may have. In addition, you will have no right to receive shares of any of the Underlying Stocks in exchange for your Notes on the Maturity Date.

The Calculation Agent Can Postpone the Calculation of the Final Price for a Particular Underlying Stock on the Maturity Date if a Market Disruption Event Occurs on the Final Valuation Date.

     The determination of the Final Price for the Underlying Stocks may be postponed if the calculation agent determines that a market disruption event has occurred or is continuing on the Final Valuation Date for one or more of the Underlying Stocks. If such a postponement occurs, the calculation agent will use the closing price of the particular Underlying Stock on the first business day on which no market disruption event occurs or is continuing. In no event, however, will the Final Valuation Date be postponed by more than ten business days. As a result, the maturity date for the Notes could also be postponed, although not by more than ten business days.

     If the determination of the Final Price for any of the Underlying Stocks is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the Final Price will be determined by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the Final Price that would have prevailed in the absence of the market disruption event. See "Specific Terms of the Notes--Consequences of Market Disruption Events" beginning on page P-19.


There Are Potential Conflicts of Interest Between You and the Calculation Agent.

     The Calculation Agent will, among other things, decide the amount of your payment at maturity on the Notes. We may change the calculation agent after the original issue date without notice to you. For a fuller description of the calculation agent's role, see "Specific Terms of the Notes--Role of Calculation Agent". The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting the Underlying Stocks has occurred. This determination may, in turn, depend on the calculation agent's judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. Since this determination by the calculation agent will affect the payment at maturity on the Notes, the calculation agent may have a conflict of interest if it needs to make any such decision.

Significant Aspects of the Tax Treatment of the Notes Are Uncertain.

     The tax treatment of the Notes is uncertain. We do not plan to request a ruling from the Internal Revenue Service or from any Canadian authorities regarding the tax treatment of the Notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement. Please read carefully the sections entitled "Summary--What Are the Tax Consequences?" and "Supplemental Tax Considerations" in this pricing supplement, and the section "Certain Income Tax Consequences" in the accompanying prospectus supplement. You should consult your tax advisor about your own tax situation.

Non-U.S. Investors May Be Subject to Certain Additional Risks

     The Notes are denominated in U.S. dollars. If you are a non-U.S. investor who purchased the Notes with a currency other than U.S. dollars, changes in rates of exchange may have an adverse effect on the value, price or income of your investment.

     This pricing supplement contains a general description of certain U.S. and Canadian tax considerations relating to the Notes. If you are a non-U.S. investor, you should consult your tax advisors as to the consequences, under the tax laws of the country where you are resident for tax purposes, of acquiring, holding and disposing of the Notes and receiving payments of principal or other amounts under the Notes.

       SUMMARY INFORMATION REGARDING THE BASKET AND THE UNDERLYING STOCKS

     The following is a description of the Basket of Underlying Stocks. We have obtained all information regarding the Basket contained in this pricing supplement from publicly available information. We make no representation or warranty as to the accuracy or completeness of such information. You, as an investor in the Notes, should make your own investigation into the Underlying Stocks.

The Underlying Stocks


     The twenty stocks included in the Basket, each with a weighting of 5%, and each of which is listed on the New York Stock Exchange and the NASDAQ, are listed in the table below, together with each stock's industry group as determined by Bloomberg L.P., its ticker symbol, its approximate market capitalization and its closing price on February 20, 2008.

                                                                             Closing Price
                                                                             (February 20,   Market Cap in
Underlying Stock                   Industry Group                   Ticker       2008)            (mm)
-------------------------------------------------------------------------------------------------------------
AAR Corporation                    Aerospace/Defense Equipment      AIR         $27.68          $1,045.48

ACE Limited                        Multi-line Insurance             ACE         $58.18          $18,908.55

Affiliated Computer Services, Inc. Computer Services                ACS         $51.94          $4,896.59

Amazon.com, Inc.                   E-Commerce/Products              AMZN        $73.64          $29,981.70

Belden Inc.                        Wire & Cable Products            BDC         $40.96          $1,841.22

Best Buy Co., Inc.                 Retail-Consumer Electronics      BBY         $44.56          $18,415.35

Burger King Holdings Inc.          Retail-Restaurants               BKC         $24.96          $3,371.59

Chesapeake Energy Corporation      Oil Comp-Explor&Production       CHK         $44.84          $22,530.76

Electronic Data Systems            Computer Services                EDS         $18.45          $9,361.04

Google, Inc.                       Web Portals/ISP                  GOOG        $509.00         $157,591.90

Hansen Natural Corporation         Beverages-Non-alcoholic          HANS        $42.68          $3,856.72

International Game Technology      Casino Services                  IGT         $46.74          $14,626.53

John Wiley & Sons, Inc.            Publishing-Books                 JW/A        $38.93          $2,266.36

News Corporation                   Multimedia                       NWS/A       $19.85          $60,372.05

NII Holdings Inc.                  Cellular Telecom                 NIHD        $40.68          $7,114.07

Old Dominion Freight Line, Inc.    Transport-Truck                  ODFL        $29.84          $1,127.86

Peabody Energy Corporation         Coal                             BTU         $59.71          $15,349.13

PMC-Sierra, Inc.                   Electronic Compo-Semicon         PMCS        $4.67           $1,041.74

VeriSign, Inc.                     Internet Security                VRSN        $36.06          $8,011.43

Foster Wheeler Ltd.                Engineering/R&D Services         FWLT        $75.35          $10,801.16

Historical Performance of the Basket


     The total performance of the Basket, which includes both price return and dividend income, over a forty one (41) month period commencing on September 1, 2004 and ending on February 20, 2008 is shown below. September 1, 2004 is the earliest date in time on which data for all 20 stocks in the Basket is available. During this period, the Basket realized a total return of 145.84%, dividend income included. Assuming that the value of the Basket for the period beginning on September 1, 2004 was 100, the value of the Basket on February 20, 2008 would have been 245.84, which would equate to a total return of 145.84%, dividend income included. By comparison, during the same period, the S&P 500 Index realized a total return of approximately 22.98%, dividend income included. The following graphs present the performance of the Basket as well as the S&P 500 during this period.

     Indexed Total Return
     (Sep. 1, 2004 - Feb 20, 2008)
     [CHART OMITTED]

     S&P 500
     (Sep. 1, 2004 - Feb 20, 2008)
     [CHART OMITTED]


     The information above is provided to help you evaluate the historical behavior of the Basket so that you can make an informed decision with respect to an investment in the Notes. Historical performance of the Underlying Stocks will not necessarily predict future performance of the Underlying Stocks or the Notes. The source of the data displayed in these charts is Factset Research Systems Inc. and its accuracy cannot be guaranteed.

Information Regarding the Issuers of the Common Stocks and Other Equity Securities Comprising the Basket

     Each of the common stocks comprising the Basket is registered under the Securities Exchange Act of 1934. Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission. Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website at www.sec.gov. In addition, information regarding each of the common stocks comprising the Basket may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

     The Basket is comprised of the 19 stocks in the Stifel Nicolaus Select List (the "Stifel List") as of February 1, 2008 with the addition of the stock of Foster Wheeler Ltd. for a total of 20 equally weighted stocks. The names of the Underlying Stocks will not change even though the composition of the Stifel List may change from time to time. The following information regarding each of the issuers of the common stocks comprising the Basket is derived from reports filed by these issuers with the SEC and other publicly available information.

     We make no representation or warranty as to the accuracy or completeness of reports filed by the issuers with the SEC, information published by them on their websites or in any other format, information about them obtained from any other source or the information provided below.

AAR Corporation

     AAR CORP. (AAR) is a diversified provider of products and services to the worldwide aviation and defense industries. AAR conducts its business activities through six principal operating subsidiaries: AAR Parts Trading, Inc., AAR Aircraft & Engine Sales & Leasing, Inc., AAR Services, Inc., AAR Aircraft Services, Inc., AAR Manufacturing, Inc. and AAR International, Inc. Its international business activities are conducted primarily through AAR International, Inc. The Company organizes its activities in four business segments: Aviation Supply Chain; Maintenance, Repair and Overhaul; Structures and Systems, and Aircraft Sales and Leasing. On January 12, 2007, the Company acquired substantially all of the assets of Reebaire Aircraft, Inc., a regional aircraft maintenance, repair and overhaul company located in Hot Springs, Arkansas. The acquired business will operate under the name AAR Aircraft Services-Hot Springs. In December 2007, AAR acquired Summa Technology, Inc.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 001-06263.

ACE Limited

     ACE Limited (ACE) is a Bermuda-based holding company. ACE and its direct and indirect subsidiaries are a global property and casualty insurance and reinsurance organization, servicing the insurance needs of commercial and individual customers in more than 140 countries and jurisdictions. The Company operates through four business segments: Insurancea(euro)"North American, Insurancea(euro)"Overseas General, Global Reinsurance, and Life Insurance and Reinsurance. During the year ended December 31, 2006, the Company completed the sale of three of its run-off reinsurance subsidiaries: ACE American Reinsurance Company, Brandywine Reinsurance Co. (UK) Ltd. and Brandywine Reinsurance Company S.A.-N.V. On May 9, 2006, the Company acquired Hart Life Insurance Company from The Hartford Financial Services Group. In January 2007, the ACE Group of Companies acquired Altas Cumbres Life Insurance Company, formerly a wholly owned Peruvian subsidiary of Grupo Altas Cumbres of Chile.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 001-11778.

Affiliated Computer Services Inc.

     Affiliated Computer Services, Inc. provides business process outsourcing and information technology services to commercial and government clients. The Company has two segments based on the clients it serves: commercial and government. The commercial segment accounted for approximately 60% of its revenues during the fiscal year ended June 30, 2007 (fiscal 2007). The Company provides services to a variety of clients worldwide, including healthcare providers and payers, manufacturers, retailers, wholesale distributors, utilities, entertainment companies, higher education institutions, financial institutions, insurance and transportation companies. During fiscal 2007, revenues from the government segment accounted for approximately 40% of the Company's revenues. In October 2006, it completed the acquisition of Systech Integrators, Inc. In April 2007, it acquired CDR Associates, LLC and certain assets of Albion, Inc. In January 2008, the Company acquired Syan Holdings Limited.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 001-12665.

Amazon.com, Inc.

     Amazon.com, Inc. (Amazon.com) operates retail Websites and offers programs that enable third parties to sell products on its Websites. The Company's retail Websites include www.amazon.com, www.amazon.ca, www.amazon.de, www.amazon.fr, www.amazon.co.jp, www.amazon.co.uk, www.joyo.com, www.shopbop.com and www.endless.com. Amazon.com also provides services for third-party retailers, marketing and promotional services, and Web services for developers. In addition, the Company operates other Websites, including www.a9.com and www.alexa.com that enable search and navigation and www.imdb.com, a movie database. Amazon.com has organized its operations into two principal segments:
North America and International. The North America segment includes www.amazon.com and www.amazon.ca. The International segment includes www.amazon.co.uk, www.amazon.de, www.amazon.fr, www.amazon.co.jp and www.joyo.com. In May 2007, Amazon.com acquired www.dpreview.com, a site for digital camera information and reviews.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 000-22513.

Belden Inc.

     Belden Inc., formerly Belden CDT Inc. designs, manufactures and markets high-speed electronic cables, connectivity products and related items for the specialty electronics and data networking markets. It focuses on segments of the worldwide cable and connectivity market that require high-performance products. It has manufacturing facilities in North America and Europe. It has four segments. The Belden Americas, the Specialty Products and the Europe segments design, manufacture and market metallic cable, fiber optic cable, connectivity products, and certain other non-cable products with communications/networking, video/sound/security, and transportation/defense applications. The Asia Pacific segment markets these same products, but has no design or manufacturing capabilities. In March 2007, it completed the acquisition of Hirschmann Automation and Control GmbH. In April 2007, it has completed the acquisition of the assets of Lumberg Automation Components, from The Lumberg Group.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 001-12561.

Best Buy Co., Inc.

     Best Buy Co., Inc. (Best Buy) is a specialty retailer of consumer electronics, home-office products, entertainment software, appliances and related services. The Company operates retail stores and Websites under the brand names of Best Buy (BestBuy.com, BestBuyCanada.ca and BestBuy.com.cn), Five Star (Five-Star.cn), Future Shop (FutureShop.ca), Geek Squad (GeekSquad.com and GeekSquad.ca), Magnolia Audio Video (MagnoliaAV.com), and Pacific Sales Kitchen and Bath Centers (PacificSales.com). The Company operates through two business segments. The Domestic segment consists of all BestBuy's United States store and online operations, including Best Buy, Geek Squad, Magnolia Audio Video and Pacific Sales. The International segment consists of all Canada store and online operations, including Best Buy, Future Shop and Geek Squad, as well as all China store and online operations, including Best Buy, Geek Squad and Jiangsu Five Star Appliance Co. (Five Star).

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 001-09595.


Burger King Holdings Inc.

     Burger King Holdings, Inc. (BKH) is a fast food hamburger restaurant
(FFHR). As of September 30, 2007, the Company owned or franchised a total of 11,290 restaurants in 69 countries and United States territories, of which 7,482 were located in the United States and Canada, of which 1,289 restaurants were company-owned and 10,001 were owned by its franchisees. The Company's restaurants feature flame-broiled hamburgers, chicken and other specialty sandwiches, French fries, soft drinks and other food items. The Company generated revenues from three sources: sales at company restaurants, royalties and franchise fees paid to BKH by its franchisees and property income from certain franchise restaurants that lease or sublease property from BKH. It operates in three business segments: United States and Canada; Europe, Middle East and Africa and Asia Pacific (EMEA/APAC), and Latin America.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 001-32875.

Chesapeake Energy Corp.

     Chesapeake Energy Corporation (Chesapeake) is an independent producer of natural gas in the United States, and owns interests in approximately 34,600 producing oil and natural gas wells that are producing approximately 1.7 billion cubic feet equivalent (bcfe) per day, 92% of which is natural gas. The Company's operations are located in the Mid-Continent region, which includes Oklahoma, Arkansas, southwestern Kansas and the Texas Panhandle; the Forth Worth Basin in north-central Texas; the Appalachian Basin, principally in West Virginia, eastern Kentucky, eastern Ohio and southern New York; the Permian and Delaware Basins of West Texas and eastern New Mexico; the Ark-La-Tex area of East Texas and northern Louisiana; and the South Texas and Texas Gulf Coast regions. In July 2007, the Company announced the acquisition of Kerr-McGee Tower from Anadarko Petroleum Corporation and subsequent sale of tower to SandRidge Energy, Inc.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 001-13726.

Electronic Data Systems

     Electronic Data Systems Corporation (EDS) is a global technology services company that delivers business solutions. The Company delivers a portfolio of information technology and business process outsourcing services to clients in the manufacturing, financial services, healthcare, communications, energy, transportation, and consumer and retail industries and to governments around the world. The Company's core service offerings include a range of infrastructure services, such as hosting, workplace (desktop), storage, security and privacy, and communications services; application services, including applications development, application management, integrated applications services and industry-specific solutions, and business process outsourcing (BPO) solutions. In June 2007, EDS completed the acquisition of RelQ Software Private Limited, a Bangalore, India-based software testing company. In November 2007, the Company acquired an approximate 93% equity interest in Saber Corp.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 001-11779.

Google, Inc.

     Google Inc. maintains an index of Websites and other content, and makes this information freely available to anyone with an Internet connection. Its automated search technology enables people to obtain nearly instant access to relevant information from its online index. Google generates revenue by delivering online advertising. Businesses use its AdWords program to promote their products and services with targeted advertising. In addition, the third-party Websites that comprise the Google Network use the Company's AdSense program to deliver relevant advertisements that generate revenue. In August 2006, it acquired Neven Vision, an online photo-search company. On October 10, 2006, it acquired the online video company, YouTube. In October 2006, it also acquired JotSpot. JotSpot applications are delivered as Web-based services. In March 2007, the Company acquired Adscape Media Inc., a company that makes technology to deliver advertising over the Internet for placement within videogames.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 000-50726.

Hansen Natural Corporation

     Hansen Natural Corporation (Hansen or HBC) is a holding company and carry on no operating business except through direct wholly owned subsidiaries, Hansen Beverage Company (HBC). HBC has two segments, Direct Store Delivery and Warehouse. The Company develops, markets, sells and distributes alternative beverage category natural sodas, fruit juices, energy drinks and energy sports drinks, fruit juice smoothies and, functional drinks, sparkling lemonades and orangeades, non-carbonated ready-to-drink iced teas, lemonades, juice cocktails, children's multi-vitamin juice drinks and non-carbonated lightly flavored energy waters under the Hansen's brand name. Hansen also develops markets, sells and distributes energy drinks under the Monster Energy, Lost Energy, Rumba and Joker Mad Energy brand names. It also markets, sells and distributes natural sodas, sodas with supplements, organic natural sodas, seltzer waters and energy drinks under the Blue Sky brand name.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 000-18761.

International Game Technology

     International Game Technology (IGT) is a global company specializing in the design, manufacture and marketing of computerized gaming equipment, network systems, licensing and services. The Company derives its revenue from the distribution of electronic gaming equipment and network systems, related services and licensing of intellectual property (IP). IGT operates in two segments: North America and International. North America includes the Company's operations in the United States and Canada. During the fiscal year ended September 30, 2007 (fiscal 2007), North America comprised 77% of IGT's consolidated revenues. International encompasses all other IGT operations worldwide, comprising 23% of consolidated revenues in fiscal 2007. In June 2007, the Company acquired Digideal Corporation.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 001-10684.

John Wiley & Sons, Inc.

     International Game Technology (IGT) is a global company specializing in the design, manufacture and marketing of computerized gaming equipment, network systems, licensing and services. The Company derives its revenue from the distribution of electronic gaming equipment and network systems, related services and licensing of intellectual property (IP). IGT operates in two segments: North America and International. North America includes the Company's operations in the United States and Canada. During the fiscal year ended September 30, 2007 (fiscal 2007), North America comprised 77% of IGT's consolidated revenues. International encompasses all other IGT operations worldwide, comprising 23% of consolidated revenues in fiscal 2007. In June 2007, the Company acquired Digideal Corporation.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 001-11507.

News Corporation

     News Corporation is a diversified entertainment company with operations in eight industry segments, including Filmed Entertainment; Television; Cable Network Programming; Direct Broadcast Satellite Television; Magazines and Inserts; Newspapers; Book Publishing, and Other. The activities of News Corporation are conducted principally in the United States, the United Kingdom, Continental Europe, Australia, Asia and the Pacific Basin. Through its subsidiaries, it is engaged in the operation of broadcast television stations, and the development, production and distribution of network and television programming. The Company engages in the direct broadcast satellite business through its subsidiary, SKY Italia. In December 2007, the Company announced the completion of its acquisition of Dow Jones & Co., Inc. Pursuant to the transaction, Dow Jones became a wholly owned subsidiary of Ruby Newco LLC, a wholly owned subsidiary of News Corporation.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 001-32352.

NII Holdings Inc.

     NII Holdings, Inc. (NII Holdings), formerly Nextel International, Inc., provides digital wireless communication services primarily targeted at meeting the needs of business customers through operating companies located in selected Latin American markets. The Company's principal operations are in Mexico, Brazil, Argentina and Peru. It also provides analog specialized mobile radio in Mexico, Brazil, Peru and Chile. Its product line includes Nextel Direct Connect, wireless data solutions and Nextel Online, handsets and international roaming services. The Company uses a transmission technology called integrated digital enhanced network technology developed by Motorola, Inc. to provide its digital mobile services on 800 megahertz spectrum holdings in all of its digital markets. In October 2006, Nextel Mexico acquired all of the shares of Cosmofrecuencias, S.A. de C.V. During the year ended December 31, 2006, it acquired 50 megahertz of 3.4 gigahertz spectrum in all major provinces in Peru.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 000-32421.

Old Dominion Freight Line, Inc.

     Old Dominion Freight Line, Inc. (Old Dominion) is a less-than-truckload
(LTL) multi-regional motor carrier providing timely one- to five-day service among five regions in the United States, and next-day and second-day service within these regions. The Company offers its products and services through four branded product groups: OD-Domestic, OD-Expedited, OD-Global and OD-Technology. As of December 31, 2006, the Company provided full-state coverage to 37 of the 47 states that it served directly within the southeast, south central, northeast, midwest and west regions of the country. Through marketing and carrier relationships, it also provided service to and from the remaining states, as well as international services around the globe. As of December 31, 2006, the Company conducted operations through 182 service center locations, of which it owned 88 and leased 94.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 000-19582.

Peabody Energy Corporation

     Peabody Energy Corp is a coal company. During the year ended December 31, 2006, it sold 247.6 million tons of coal. It owns majority interests in 40 coal operations located throughout the United States coal producing regions and in Australia. In addition, it owns a minority interest in one Venezuelan mine, through a joint venture arrangement. Most of the production in the western United States is low-sulfur coal from the Powder River Basin. In the West, it owns and operates mines in Arizona, Colorado, New Mexico and Wyoming. In the East, it owns and operates mines in Illinois, Indiana, Kentucky and West

Virginia. It owns six mines, including a late development-stage mine in Queensland, Australia, and five mines, including a late development-stage mine and one development-stage mine in New South Wales, Australia. In October 2006, it acquired Excel Coal Limited. In November 2007, it announced the spin-off of coal assets and operations in West Virginia and Kentucky to BTU shareholders.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 001-16463.


PMC-Sierra, Inc.

     PMC-Sierra, Inc. (PMC) designs, develops, markets and supports communications semiconductors, storage semiconductors and microprocessors primarily for the communications service provider, storage and enterprise markets. The Company has more than 270 different semiconductor devices that are sold to equipment and design manufacturers, who in turn supply their equipment principally to communications network service providers and enterprises. The Company sells semiconductor solutions primarily into five general areas of the worldwide network infrastructure: access, metro, enterprise storage, enterprise networking and customer premise markets.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 000-19084.

VeriSign, Inc.

     VeriSign, Inc. (VeriSign) is a provider of intelligent infrastructure services that enable and protect billions of interactions everyday across voice and data networks worldwide. The Company operates in two segments: the Internet Services Group and the Communications Services Group. In January 2007, the Company announced a functional business structure that reorganizes the Internet Services Group and the Communications Services Group to deliver an integrated portfolio of products and services through a unified sales and services team across multiple industries. Its two main functional units are Sales and Consulting Services, and Products and Marketing. On January 31, 2007, the Company and Fox Entertainment (Fox), a subsidiary of News Corporation, and various subsidiaries of the Company and Fox, finalized two joint venture agreements to provide mobile entertainment to consumers on a global basis. On November 30, 2006, VeriSign completed its acquisition of inCode Telecom Group, Inc.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 000-23593.

Foster Wheeler Ltd.

     Foster Wheeler Ltd. operates through two business groups, which also constitute its segments: Global Engineering and Construction Group (E&C Group), and Global Power Group. The Global E&C Group designs, engineers and constructs onshore and offshore upstream oil and gas processing facilities, natural gas liquefaction facilities and receiving terminals, gas-to-liquids facilities, oil refining, and chemical and petrochemical, pharmaceutical, biotechnology and healthcare facilities and related infrastructure, including power generation and distribution facilities. Global Power Group designs, manufactures, and erects steam generating and auxiliary equipment for electric power generating stations and industrial facilities worldwide. On April 7, 2006, the Company completed the purchase of the remaining 51% interest in MF Power S.r.L., a joint venture that was 49% owned by the Company's Global E&C Group prior to the acquisition.

     Information filed with the SEC under the Exchange Act can be located by referencing its SEC file number: 001-31305.

                           SPECIFIC TERMS OF THE NOTES

     In this section, references to "holders" mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through The Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled "Description of the Notes We May Offer--Legal Ownership" in the accompanying prospectus supplement and "Description of the Securities We May Offer--Ownership and Book-Entry Issuance" in the accompanying prospectus.

     The Notes are part of a series of senior debt securities entitled "Senior Global Medium-Term Notes, Series C" (the "medium-term notes") that we may issue under the senior indenture, dated October 23, 2003, between Royal Bank and The Bank of New York, as successor to the corporate trust business of JPMorgan Chase Bank, N.A., as trustee, as amended, from time to time. This pricing supplement summarizes specific financial and other terms that apply to the Notes. Terms that apply generally to all medium-term notes are described in "Description of the Notes We May Offer" in the accompanying prospectus supplement. The terms described here (i.e., in this pricing supplement) supplement those described in the accompanying prospectus and prospectus supplement and, if the terms described here are inconsistent with those described in those documents, the terms described here are controlling.

     Please note that the information about the price to the public and the net proceeds to Royal Bank on the front cover of this pricing supplement relates only to the initial sale of the Notes. If you have purchased the Notes in a market-making transaction after the initial sale, information about the price and date of sale to you will be provided in a separate confirmation of sale.

     We describe the terms of the Notes in more detail below.

Coupon

     We will not pay you interest during the term of the Notes.

Denomination

     We will offer the Notes in denominations of $1,000 and integral multiples of $1,000 in excess thereof (except that non-U.S. investors may be subject to higher minimums, including certain investors who are residents of countries located in the Eurozone, for whom the minimum may be $50,000).

Defeasance

     There shall be no defeasance, full or covenant, applicable to the Notes.

Payment at Maturity

     At maturity, you will receive a cash payment equal to 97.25% x Principal Amount x (Basket Change + Basket Dividend Yield).

     The "Basket Change" is the equal-weighted return of the Underlying Stocks on the Final Valuation Date. It is equal to the average of the Percentage Changes of each Underlying Stock, which is calculated by dividing the sum of the Percentage Changes for all of the Underlying Stocks by twenty (20).

     The "Percentage Change" for each Underlying Stock and will be calculated as follows:


                                   Final Price
                                  (-----------)
                                  Initial Price



Where the Final Price is the closing price for an Underlying Stock on the Final Valuation Date and the Initial Price is the closing price for an Underlying Stock on the Initial Valuation Date.


Basket Dividend Yield

     The Basket Dividend Yield is equal to the sum of the Dividend Yields for each of the Underlying Stocks, divided by 20.

Dividend Yield

     Dividend Yield means, for any Underlying Stock, 100% of the gross cash ordinary dividends per share of such Underlying Stock declared by the related issuer to holders of record of a share of such Underlying Stock where the date that the shares of such Underlying Stock have commenced trading ex-dividend on the relevant exchange occurs during the period from and excluding the Initial Valuation Date to and including the Final Valuation Date, and expressed as a percentage of the Initial Price for that Underlying Stock. The Calculation Agent will adjust the Dividend Yield in connection with the payment of any extraordinary cash dividend on any of the Underlying Stocks.

Maturity Date

     If the maturity date stated on the cover of this pricing supplement is not a business day, then the maturity date will be the next following business day. If the fourth business day before this day is not the Final Valuation Date in respect of any Underlying Stock, then the maturity date will be the fourth business day following the Final Valuation Date. The calculation agent may postpone the Final Valuation Date--and therefore the maturity date--if a market disruption event occurs or is continuing on a day that would otherwise be the Final Valuation Date. We describe market disruption events under "--Consequences of Market Disruption Events" below.


Final Valuation Date

     Final Valuation Date means, in respect of an Underlying Stock, the Final Valuation Date stated on the cover of this pricing supplement, unless the calculation agent determines that a market disruption event occurs or is continuing on that day. In that event, the Final Valuation Date will be postponed to the next occurring business day on which the calculation agent determines that a market disruption event does not occur and is not continuing. The calculation agent will postpone the Final Valuation Date but in no case will the Final Valuation Date be postponed by more than ten business days.


Consequences of Market Disruption Events


     The calculation agent will determine the Final Price for each Underlying Stock on the Final Valuation Date. As described above, the Final Valuation Date may be postponed, and thus the determination of the Final Price may be postponed, if the calculation agent determines that, on a Final Valuation Date, a market disruption event has occurred or is continuing for one or more of the Underlying Stocks. If such a postponement occurs, the calculation agent will use the closing price of the particular Underlying Stock on the first business day on which no market disruption event occurs or is continuing. In no event, however, will the determination of the Final Price be postponed by more than ten business days.

     If the determination of the Final Price is postponed to the last possible day, but a market disruption event for one or more of the Underlying Stocks occurs or is continuing on that day, that day will nevertheless be the date on which the Final Price will be determined by the calculation agent. In such an event, the calculation agent will make a good faith estimate in its sole discretion of the Final Price that would have prevailed in the absence of the market disruption event.

     Any of the following will be a market disruption event:

          o a suspension, absence or material limitation of trading in the relevant Underlying Stock for more than two hours or during the one-half hour before the close of trading in the relevant market, as determined by the calculation agent in its sole discretion;

          o in any other event, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described below under "Use of Proceeds and Hedging."

     The following events will not be market disruption events:

          o a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

          o a decision to permanently discontinue trading in one or more of the Underlying Stocks.

Anti-Dilution Adjustments


     Initially, the Initial Price for each stock will be the closing price of that stock on the Initial Valuation Date. However, the calculation agent will adjust the Initial Price for each stock if any of the dilution events described below occurs with respect to that stock.

     The calculation agent will adjust the Initial Price for each stock as described below, but only if an event below under this "--Anti-Dilution Adjustments" section occurs with respect to that stock and only if the relevant event occurs during the period described under the applicable subsection. The Initial Price for each stock will be subject to the adjustments described below, independently and separately, with respect to the dilution events that affect the stock.

     If more than one anti-dilution event requiring adjustment occurs with respect to the Initial Price for a stock, the calculation agent will adjust that Initial Price for each event, sequentially, in the order in which the events occur, and on a cumulative basis. Thus, having adjusted the Initial Price for the first event, the calculation agent will adjust the Initial Price for the second event, applying the required adjustment to the Initial Price as already adjusted for the first event, and so on for each event. If an event requiring an anti-dilution adjustment occurs, the calculation agent will make the adjustment with a view to offsetting, to the extent practical, any change in the economic position of the holder and us, relative to your Note, that results solely from that event. The calculation agent may, in its sole discretion, modify the anti-dilution adjustments as necessary to ensure an equitable result.


Stock Splits and Stock Dividends

     A stock split is an increase in the number of a corporation's outstanding shares of stock without any change in its stockholders' equity. When a corporation pays a stock dividend, it issues additional shares of its stock to all holders of its outstanding stock in proportion to the shares they own. Each outstanding share will be worth less as a result of a stock split or stock dividend.


     If a stock that is an Underlying Stock is subject to a stock split or receives a stock dividend, then the calculation agent will adjust the Initial Price by dividing the prior Initial Price--that is, the Initial Price before the stock split or stock dividend--by the number equal to: (1) the number of shares of the stock outstanding immediately after the stock split or stock dividend becomes effective; divided by (2) the number of shares of the stock outstanding immediately before the stock split or stock dividend becomes effective. The Initial Price will not be adjusted, however, unless:

          o in the case of a stock split, the first day on which the stock trades without the right to receive the stock split occurs after the Initial Valuation Date and on or before the valuation date on which the stock's individual stock return is calculated; or

          o in the case of a stock dividend, the ex-dividend date occurs after the Pricing Date and on or before the valuation date on which the stock's individual stock return is calculated.

     The ex-dividend date for any dividend or other distribution with respect to a stock is the first day on which the stock trades without the right to receive that dividend or other distribution.

Reverse Stock Splits

     A reverse stock split is a decrease in the number of a corporation's outstanding shares of stock without any change in its stockholders' equity. Each outstanding share will be worth more as a result of a reverse stock split.


     If a stock that is an Underlying Stock is subject to a reverse stock split, then the calculation agent will adjust the Initial Price by multiplying the prior Initial Price by a number equal to: (1) the number of outstanding shares of the stock outstanding immediately before the reverse stock split becomes effective; divided by (2) the number of shares of the stock outstanding immediately after the reverse stock split becomes effective. The Initial Price will not be adjusted, however, unless the reverse stock split becomes effective after the date of this pricing supplement and on or before the valuation date on which the stock's individual stock return is calculated.


Extraordinary Dividends

     Any distribution or dividend on the Underlying Stock determined by the calculation agent to be a distribution or dividend that is not in the ordinary course of the issuer's historical dividend practices will be deemed to be an extraordinary dividend. The calculation agent will determine if the dividend is an extraordinary dividend and, if so, the amount of the extraordinary dividend. Each outstanding share will be worth less as a result of an extraordinary dividend. The calculation agent will also adjust the Dividend Amount of an Underlying Stock in connection with the payment of any extraordinary cash dividend on that stock.


     If any extraordinary dividend occurs with respect to a stock, the calculation agent will adjust the Initial Price to equal the product of: (1) the prior Initial Price, times (2) a fraction, the numerator of which is the amount by which the closing price of the stock on the business day before the ex-dividend date exceeds the extraordinary dividend amount and the denominator of which is the closing price of the stock on the business day before the ex-dividend date. The Initial Price will not be adjusted, however, unless the ex-dividend date occurs after the trade date and on or before the Valuation Date on which the stock's individual stock return is calculated.


     The extraordinary dividend amount with respect to an extraordinary dividend for a stock equals:

          o for an extraordinary dividend that is paid in lieu of a regular quarterly dividend, the amount of the extraordinary dividend per share of the stock minus the amount per share of the immediately preceding dividend, if any, that was not an extraordinary dividend for the stock; or

          o for an extraordinary dividend that is not paid in lieu of a regular quarterly dividend, the amount per share of the extraordinary dividend.

     To the extent an extraordinary dividend is not paid in cash, the value of the non-cash component will be determined by the calculation agent. A distribution on a stock that is a stock dividend, an issuance of transferable rights or warrants or a spin-off event and also an extraordinary dividend will result in an adjustment to the Initial Price only as described under "--Stock Splits and Stock Dividends" above, "--Transferable Rights and Warrants" below or "--Reorganization Events" below, as the case may be, and not as described here.

Transferable Rights and Warrants


     If the issuer of an Underlying Stock issues transferable rights or warrants to all holders of that stock to subscribe for or purchase the stock at an exercise price per share that is less than the closing price of the stock on the business day before the ex-dividend date for the issuance, then the applicable Initial Price will be adjusted by multiplying the prior Initial Price by the following fraction:


          o the numerator will be the number of shares of the stock outstanding at the close of business on the day before that ex-dividend date plus the number of additional shares of the stock that the aggregate offering price of the total number of shares of the stock so offered for subscription or purchase would purchase at the closing price of the stock on the business day before that ex-dividend date, with that number of additional shares being determined by multiplying the total number of shares so offered by the exercise price of those transferable rights or warrants and dividing the resulting product by the closing price on the business day before that ex-dividend date.

          o the denominator will be the number of shares of the stock outstanding at the close of business on the day before that ex-dividend date plus the number of additional shares of the stock offered for subscription or purchase under those transferable rights or warrants.


     An Initial Price will not be adjusted, however, unless the ex-dividend date described above occurs after the trade date and on or before the valuation date on which the individual stock return is calculated.


Reorganization Events

     If a stock issuer undergoes a reorganization event in which property other than the stock--e.g., cash and securities of another issuer--is distributed in respect of the stock, then, for purposes of calculating the performance rate of that stock, the calculation agent will determine the closing price of such stock on each valuation date to equal the value of the cash, securities and other property distributed in respect of one share of the stock.

     If the calculation agent determines that, by valuing such cash, securities and other property, a commercially reasonable result is not achieved, then the calculation agent will, in its sole discretion, substitute another stock for that stock.

     Each of the following is a reorganization event with respect to a stock:

          o    the stock is reclassified or changed;

          o the stock issuer has been subject to a merger, consolidation or other combination and either is not the surviving entity or is the surviving entity but all the outstanding stock is exchanged for or converted into other property;

          o a statutory share exchange involving the outstanding stock and the securities of another entity occurs, other than as part of an event described in the two bullet points above;

          o the stock issuer sells or otherwise transfers its property and assets as an entirety or substantially as an entirety to another entity;

          o the stock issuer effects a spin-off--that is, issues to all holders of the stock equity securities of another issuer, other than as part of an event described in the four bullet points above;

          o the stock issuer is liquidated, dissolved or wound up or is subject to a proceeding under any applicable bankruptcy, insolvency or other similar law; or

          o another entity completes a tender or exchange offer for all the outstanding stock of the stock issuer.

Valuation of Distribution Property


     If a reorganization event occurs with respect to a stock that is an Underlying Stock, and the calculation agent does not substitute another stock for that stock as described in "--Substitution" below, then the calculation agent will determine the applicable closing price on the Valuation Date so as to equal the value of the property--whether it be cash, securities or other property--distributed in the reorganization event in respect of one share of the stock, as such stock existed before the date of the reorganization. We refer to the property distributed in a reorganization event as distribution property, a term we describe in more detail below. The calculation agent will not make any determination for a reorganization event, however, unless the event becomes effective (or, if the event is a spin-off, unless the ex-dividend date for the spin-off occurs) after the trade date and on or before the Final Valuation Date on which the individual stock return is calculated.


     For the purpose of making a determination required by a reorganization event, the calculation agent will determine the value of each type of distribution property, in its sole discretion. For any distribution property consisting of a security, the calculation agent will use the closing price for the security on the relevant date. The calculation agent may value other types of property in any manner it determines, in its sole discretion, to be appropriate. If a holder of the applicable stock may elect to receive different types or combinations of types of distribution property in the reorganization event, the distribution property will consist of the types and amounts of each type distributed to a holder that makes no election, as determined by the calculation agent in its sole discretion.


     If a reorganization event occurs and the calculation agent adjusts the closing price of a stock on the Valuation Date to equal the value of the distribution property distributed in the event, as described above, the calculation agent will make further determinations for later events that affect the distribution property considered in determining the closing price. The calculation agent will do so to the same extent that it would make determinations if the applicable stock were outstanding and were affected by the same kinds of events.

     For example, if a stock issuer merges into another company and each share of the stock is converted into the right to receive two common shares of the surviving company and a specified amount of cash, then on the Valuation Date the closing price of a share of the stock will be determined to equal the value of the two common shares of the surviving company plus the specified amount of cash. The calculation agent will further determine the common share component of such closing price to reflect any later stock split or other event, including any later reorganization event, that affects the common shares of the surviving company, to the extent described in "--Anti-Dilution Adjustments" or as described above in this "--Reorganization Events" section as if the common shares were the stock. In that event, the cash component will not be redetermined but will continue to be a component of the closing price.

     When we refer to distribution property, we mean the cash, securities and other property distributed in a reorganization event in respect of each stock or in respect of whatever securities whose value determines the closing price on the Valuation Date if any adjustment resulting from a reorganization event has been made in respect of a prior event. In the case of a spin-off, the distribution property also includes the original stock in respect of which the distribution is made.


     If a reorganization event occurs, the distribution property distributed in the event will be substituted for the applicable stock as described above. Consequently, in this terms supplement, when we refer to a stock, we mean any distribution property that is distributed in a reorganization event in respect of that stock. Similarly, when we refer to a stock issuer, we mean any successor entity in a reorganization event.

Substitution

     If the calculation agent determines that a commercially reasonable result is not achieved by valuing distribution property with respect to a stock that becomes subject to a reorganization event, then the calculation agent will, in its sole discretion, substitute another stock for that stock. In such case, the adjustments described above in "--Valuation of Distribution Property" will not apply.

     If the calculation agent so determines, it may choose, in its sole discretion, the stock of a different company listed on a national securities exchange or quotation system as a substitute for such stock. For all purposes, the substitute stock will be deemed to be a stock for purposes hereof.


     The calculation agent will determine, in its sole discretion, the Initial Price and/or the manner of valuation of the substitute stock. The calculation agent will have the right to make such adjustments to the calculation of the individual stock performance as it determines in its sole discretion are necessary to preserve as nearly as possible our and your relative economic position prior to the reorganization event.


Payment of Additional Amounts

     We will pay any amounts to be paid by us on the Notes without deduction or withholding for, or on account of, any and all present or future income, stamp and other taxes, levies, imposts, duties, charges, fees, deductions or withholdings ("taxes") now or hereafter imposed, levied, collected, withheld or assessed by or on behalf of Canada or any Canadian political subdivision or authority that has the power to tax, unless the deduction or withholding is required by law or by the interpretation or administration thereof by the relevant governmental authority. At any time a Canadian taxing jurisdiction requires us to deduct or withhold for or on account of taxes from any payment made under or in respect of the Notes, we will pay such additional amounts ("Additional Amounts") as may be necessary so that the net amounts received by each holder (including Additional Amounts), after such deduction or withholding, shall not be less than the amount the holder would have received had no such deduction or withholding been required.

     However, no Additional Amounts will be payable with respect to a payment made to a holder of a Note, which we refer to as an "Excluded Holder", in respect of a beneficial owner:

          (i) with which we do not deal at arm's length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

          (ii) which is subject to such taxes by reason of its being connected presently or formerly with Canada or any province or territory thereof otherwise than by reason of the holder's activity in connection with purchasing the Notes, the holding of Notes or the receipt of payments thereunder;

          (iii) which presents such Note for payment (where presentation is required) more than 30 days after the relevant date (except to the extent that the holder thereof would have been entitled to such Additional Amounts on presenting a Note for payment on the last day of such 30 day period); for this purpose, the "relevant date" in relation to any payments on any Note means:

                   (a)  the due date for payment thereof, or

                   (b) if the full amount of the monies payable on such date has not been received by the Trustee on or prior to such due date, the date on which the full amount of such monies having been so received, notice to that effect is duly given to holders of the Notes in accordance with the Indenture; or

          (iv) who could lawfully avoid (but has not so avoided) such withholding or deduction by complying, or procuring that any third party comply with, any statutory requirements or by making, or procuring that any third party make, a declaration of non-residence or other similar claim for exemption to any relevant tax authority.

For the avoidance of doubt, we will not have any obligation to pay any holders Additional Amounts on any tax which is payable otherwise than by deduction or withholding from payments made under or in respect of the Notes at maturity.

     We will also make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. We will furnish to the Trustee, within 30 days after the date the payment of any taxes is due pursuant to applicable law, certified copies of tax receipts evidencing that such payment has been made or other evidence of such payment satisfactory to the Trustee. We will indemnify and hold harmless each holder of Notes (other than an Excluded Holder) and upon written request reimburse each such holder for the amount of (x) any taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the Notes, and
(y) any taxes levied or imposed and paid by such holder with respect to any reimbursement under (x) above, but excluding any such taxes on such holder's net income or capital.

     For additional information, see the section entitled "Supplemental Tax Considerations--Supplemental Canadian Tax Considerations".

Default Amount on Acceleration

     If an event of default occurs and the maturity of the Notes is accelerated, we will pay the default amount in respect of the principal of the Notes at maturity. We describe the default amount below under "--Default Amount".

     For the purpose of determining whether the holders of our medium-term notes, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the stated principal amount of each Note outstanding as the principal amount of that Note. Although the terms of the Notes may differ from those of the other medium-term notes, holders of specified percentages in principal amount of all medium-term notes, together in some cases with other series of our debt securities, will be able to take action affecting all the medium-term notes, including the Notes. This action may involve changing some of the terms that apply to the medium-term notes, accelerating the maturity of the medium-term notes after a default or waiving some of our obligations under the indenture. We discuss these matters in the attached prospectus under "Description of Debt Securities--Modification and Waiver" and "--Senior Events of Default; Subordinated Events of Default and Defaults; Limitations of Remedies".

Default Amount

     The default amount for the Notes on any day will be an amount, in U.S. dollars for the principal of the Notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to the Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you with respect to the Notes. That cost will equal:

     o the lowest amount that a qualified financial institution would charge to effect this assumption or undertaking, plus

     o the reasonable expenses, including reasonable attorneys' fees, incurred by the holders of the Notes in preparing any documentation necessary for this assumption or undertaking.

     During the default quotation period for the Notes, which we describe below, the holders of the Notes and/or we may request a qualified financial institution to provide a quotation of the amount it would charge to effect this assumption or undertaking. If either party obtains a quotation, it must notify the other party in writing of the quotation. The amount referred to in the first bullet point above will equal the lowest--or, if there is only one, the only--quotation obtained, and as to which notice is so given, during the default quotation period. With respect to any quotation, however, the party not obtaining the quotation may object, on reasonable and significant grounds, to the assumption or undertaking by the qualified financial institution providing the quotation and notify the other party in writing of those grounds within two business days after the last day of the default quotation period, in which case that quotation will be disregarded in determining the default amount.

Default Quotation Period

     The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless:

     o    no quotation of the kind referred to above is obtained, or

     o every quotation of that kind obtained is objected to within five business days after the due date as described above.

     If either of these two events occurs, the default quotation period will continue until the third business day after the first business day on which prompt notice of a quotation is given as described above. If that quotation is objected to as described above within five business days after that first business day, however, the default quotation period will continue as described in the prior sentence and this sentence.

     In any event, if the default quotation period and the subsequent two business day objection period have not ended before the Final Valuation Date, then the default amount will equal the principal amount of the Notes.

Qualified Financial Institutions

     For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America or Europe, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

     o A-1 or higher by Standard & Poor's Ratings Group or any successor, or any other comparable rating then used by that rating agency, or

     o P-1 or higher by Moody's Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment and Delivery

     Any payment on or delivery of the Notes at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Business Day

     When we refer to a business day with respect to the Notes, we mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York City are authorized or obligated by law or executive order to close.

Role of Calculation Agent


     The Bank of New York, as successor to the corporate trust business of JPMorgan Chase Bank, N.A., will serve as the calculation agent. We may change the calculation agent after the original issue date of the Notes without notice. The calculation agent will make all determinations regarding the value of the Notes at maturity, market disruption events, business days, the default amount, the Initial Prices, the Final Prices, the percentage change, the aggregate dividend amount and the principal amount payable in respect of your Notes at maturity. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the calculation agent.

                           USE OF PROCEEDS AND HEDGING

     We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the attached prospectus supplement under "Use of Proceeds." We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

     In anticipation of the sale of the Notes, we or our affiliates expect to enter into hedging transactions involving purchases of securities included in or linked to one or more of the Underlying Stocks and/or listed and/or over-the-counter derivative instruments linked to one or more of the Underlying Stock prior to or on the Pricing Date. From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into. In this regard, we or our affiliates may:

     o    acquire or dispose of Underlying Stocks;

     o acquire or dispose of long or short positions in listed or over-the-counter derivative instruments based on the price of any Underlying Stock; or

     o    any combination of the above two.

     We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

     We or our affiliates may close out our or their hedge on or before the Final Valuation Date. That step may involve sales or purchases of Underlying Stock or over-the-counter derivative instruments linked to one or more of the Underlying Stocks.

     The hedging activity discussed above may adversely affect the market value of the Notes from time to time. See "Risk Factors" in this pricing supplement for a discussion of these adverse effects.

                         SUPPLEMENTAL TAX CONSIDERATIONS


     The following is a general description of certain tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes. Prospective purchasers of the Notes should consult their tax advisers as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of Canada and the United States of acquiring, holding and disposing of the Notes and receiving payments of principal and/or other amounts under the Notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

     This section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

     You should consult your tax advisor concerning the United States federal income tax and other tax consequences of your investment in the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

     The discussion below supplements the discussion under "Certain Income Tax Consequences--Certain United States Federal Income Tax Consequences" in the accompanying prospectus supplement and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a United States holder (as defined in the accompanying prospectus supplement).

     The treatment of your Note for U.S. federal income tax purposes is uncertain. The Note should be treated as a pre-paid cash-settled forward contract linked to the value of the Basket and the terms of your Note require you and us (in the absence of an administrative or judicial ruling to the contrary) to treat your Note for all tax purposes in accordance with such characterization. If your Note is so treated, you will likely recognize capital gain or loss upon the sale or maturity of your Note (which will be long-term capital gain or loss if you hold your Note for more than one year) in an amount equal to the difference between the amount you receive at such time and your tax basis in your Note. Capital gain of a non-corporate United States holder that is recognized before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period with respect to a Note of more than one year. In general, your tax basis in your Note will be equal to the price you paid for it. The deductibility of capital losses is subject to limitations.

     On December 7, 2007, the Internal Revenue Service released a notice that may affect the taxation of your Notes. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as your Notes should be required to accrue ordinary income on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, you will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special "constructive ownership rules" of Section 1260 of the Internal Revenue Code might be applied to such instruments. You are urged to consult your tax advisors concerning the significance, and the potential impact, of the above considerations. Royal Bank of Canada intends to continue treating your Notes for U.S. federal income tax purposes in accordance with the treatment described in the paragraphs above unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

Alternative Treatments

     Alternatively, it is possible that your Note could be treated as a single debt instrument subject to the special tax rules governing contingent debt instruments. If your Note is so treated, you would be required to accrue interest income over the term of your Note based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your Note (the "comparable yield"). You would recognize gain or loss upon the sale or maturity of your Note in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your Note. In general, your adjusted basis in your Note would be equal to the amount you paid for your Note, increased by the amount of interest you previously accrued with respect to your Note. Any gain you recognize upon the sale, redemption or maturity of your Note would be ordinary income and any loss recognized by you at such time would be ordinary loss to the extent of interest you included in income in the current or previous taxable years with respect to your Note, and thereafter would be capital loss.

     If your Note is treated as a contingent debt instrument and you purchase your Note in the secondary market at a price that is at a discount from, or in excess of, the adjusted issue price of your Note, such excess or discount would not be subject to the generally applicable market discount or amortizable bond premium rules described in the accompanying prospectus but rather would be subject to special rules set forth in treasury regulations governing contingent debt instruments. Accordingly, if you purchase your Note in the secondary market, you should consult your tax advisor as to the possible application of such rules to you.

     In addition, it is also possible that regulations could be issued in the future under section 1260 of the Internal Revenue Code that could apply to your Note. You should consult your tax advisor about the possible application of any such regulations to you.

     Because of the absence of authority regarding the appropriate tax characterization of your Note, it is possible that the Internal Revenue Service could seek to characterize your Note in a manner that results in tax consequences to you that are different from those described above. You should consult your tax advisor as to the tax consequences of possible alternative characterizations of your Note for U.S. federal income tax purposes.

Supplemental Canadian Tax Considerations

     The discussion below supplements the discussion under "Certain Income Tax Consequences--Certain Canadian Income Tax Consequences" in the attached prospectus supplement and is subject to the limitations and exceptions set forth therein. This discussion is only applicable to you if you are a Non-Resident Holder (as defined in the accompanying prospectus supplement).

     While the matter is not free from doubt, we are of the view that interest paid or credited or deemed for purposes of the Income Tax Act (Canada) (the "Act') to be paid or credited on a Note (including any payment at maturity in excess of the principal amount) to a Non-Resident Holder should not be subject to Canadian non-resident withholding tax where we deal at arm's length for the purposes of the Act with the Non-Resident Holder at the time of such payment. In the event interest paid or credited or deemed for purposes of the Act to be paid or credited on a Note (including any payment at maturity in excess of the principal amount) to a Non-Resident Holder with which we deal at arm's length is subject to Canadian non-resident withholding tax, we will pay such Additional Amounts as described in the section entitled "Specific Terms of the Notes--Payment of Additional Amounts".

                        SUPPLEMENTAL PLAN OF DISTRIBUTION


     With respect to the Notes, Royal Bank will agree to sell to RBC Capital Markets Corporation, and RBC Capital Markets Corporation will agree to purchase from Royal Bank, the denomination of the Note specified, at the price specified on the front cover of this preliminary pricing supplement. RBC Capital Markets Corporation intends to resell each Note it purchases at the original issue price specified in the final pricing supplement. In the future, RBC Capital Markets Corporation, RBC Dain Rauscher Inc. or another of our affiliates may repurchase and resell the Notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices. We expect that delivery of the Notes will be made against payment for the Notes on or about February 29, 2008, which is the forth (4\th) business day following the Trade Date (this settlement cycle being referred to as "T+4"). For more information about the plan of distribution, the distribution agreement and possible market-making activities, see "Supplemental Plan of Distribution" in the accompanying prospectus supplement.


     To the extent the underwriter resells notes to a broker or dealer less a concession equal to the entire underwriting discount, such broker or dealer may be deemed to be an "underwriter" of the notes as such term is defined in the Securities Act of 1933, as amended.

     No dealer, salesman or other person has been authorized to give any information or to make any representation not contained in this pricing supplement or the accompanying prospectus or prospectus supplement and, if given or made, such information or representation must not be relied upon as having been authorized by Royal Bank of Canada or the Underwriter. This pricing supplement, the accompanying prospectus and prospectus supplement do not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities described in this pricing supplement nor do they constitute an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The delivery of this pricing supplement, the accompanying prospectus and prospectus supplement at any time does not imply that the information they contain is correct as of any time subsequent to their respective dates.

                                       US$


                                   [RBC LOGO]
                              Royal Bank of Canada

                    Senior Global Medium-Term Notes, Series C

                   Direct Investment Notes due March 31, 2009

                    Linked to the Stifel Nicolaus Select List



                                 February , 2008